Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	At or For Year Ended December 31,
	2006	2005	2004	2003	2002
		(Dollars in thousands)
Earnings:
1. Income before income taxes	$44,602	$31,734	$39,074	$30,151	$44,118
2. Plus interest expense	80,854	56,097	37,233	31,729	37,437
3. Earnings including interest on deposits	125,456	87,831	76,307	61,880	81,555
4. Less interest on deposits	65,733	42,269	28,952	25,147	29,344
5. Earnings excluding interest on deposits	$59,723	$45,562	$47,355	$36,733	$52,211

Fixed Charges:
6. Including interest on deposits and capitalized interest	$80,854	$56,097	$37,233	$31,729	$37,437
7. Less interest on deposits (Line 4)	65,733	42,269	28,952	25,147	29,344
8. Excluding interest on deposits	$15,121	$13,828	$ 8,281	$ 6,582	$ 8,093

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	1.55	1.57	2.05	1.95	2.18
Excluding interest on deposits (Line 5 divided by Line 8)	3.95	3.29	5.72	5.58	6.45